UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-49760

[  ] Form 10-K       [  ] Form 20-F       [  ] Form 11-K       [X] Form 10-Q       [  ] Form 10-D       [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended: October 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

Petro River Oil Corp.
Full Name of Registrant

1980 Post Oak Blvd., Suite 2020, Houston, TX 77056

Address of principal executive office

Houston, Texas 77056
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by Petro River Oil Corp. (the “Company”, formerly known as Gravis Oil Corporation) with the Securities and Exchange Commission on September 13, 2012, the Company’s stockholders approved (i) amendment of its articles of incorporation to change the name of the Company from “Gravis Oil Corporation” to “Petro River Oil Corp.”, (ii) a continuance of the Company from Alberta, Canada into the State of Delaware as if it had been incorporated under the laws of the State of Delaware (the “Continuance”), and (iii) amendment of its articles of incorporation to change the authorized shares of the Company as reflected in the Certificate of Incorporation of the Company filed as an exhibit to the referenced Form 8-K. Accordingly, the quarter ended October 31, 2012, is the first quarter for which the Company is filing a report on Form 10-Q that includes financial statements comparing a prior period during which it was a foreign private issuer and the auditors require additional time to review the financial statements. Accordingly, the Company is not able to file its Form 10-Q in a timely manner without unreasonable effort or expense.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey Freedman, CEO	(832)	538-0625
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petro River Oil Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2012	By:	/s/Jeffrey Freedman
Jeffrey Freedman,
Chief Executive Officer

Exhibit for 12b-25

Petro River Oil Corp. and Subsidiaries

(formerly known as Gravis Oil Corporation)

Condensed Consolidated Statements of Operations and Comprehensive income (loss)

	For the Six Months Ended October 31,
	2012	2011
Operations
Revenue and Other Income
Oil and natural gas sales	$-	$430,164
Total Income	-	430,164

Operating Expenses
Operating	41,665	1,150,154
General and administrative	985,016	1,469,772
Depreciation, depletion and accretion	29,815	231,119
Total Expenses	1,056,496	2,851,045

Operating loss	(1,056,496)	(2,420,881)

Other (income) expenses
Interest and other Income	(77,740)	(10,534)
Interest and amortization of debt discount	1,142,705	2,093,224
Amortization of deferred financing costs	50,988	96,294
Foreign exchange loss	(1,680)	(4,608)
Change in fair value of derivative liabilities	(294,475)	(12,959,547)
Total other (income) expenses	819,798	(10,785,171)

Net Income (Loss)	(1,876,294)	8,364,290

Dividend - Convertible Preferred B Stock	227,368	158,391
Deemed dividend - Convertible Preferred B Stock	-	5,339,700
Net income (loss) attributable to common stockholders	$(2,103,662)	$2,866,199

Comprehensive income (loss)
Net income (loss)	$(1,876,294)	$8,364,290
Foreign exchange translation	(6,870)	-
Total Comprehensive Income (Loss)	$(1,883,164)	$8,364,290

Net Income (Loss) attributable to common stockholders per Common Share -
Basic	$(0.15)	$0.20
Diluted	$(0.15)	$0.02

Weighted Average Number of Common Shares Outstanding - Basic	14,078,947	14,078,947
Weighted Average Number of Common Shares Outstanding - Diluted	14,078,947	132,337,970

Six months ended October 31, 2012 compared to six months ended October 31, 2011:

The following discussion involves our results of operations for the six months ended October 31, 2012 compared to the six months ended October 31, 2011.

We had no revenues for the six months ended October 31, 2012, compared to revenues of $430,164 for the six months ended October 31, 2011. The absence of revenue is primarily attributable to a reduction or suspension of all of our operations by during the second quarter of 2011.

Operating expenses, which include general and administrative expenses, for the six months ended October 31, 2012, were $1,056,496 compared to expenses of $2,851,045 for the six months ended October 31, 2011. The decrease of $1,794,549, or approximately 63%, is mainly attributable to reduction of direct operating expenses of $1,108,489 and general and administrative expenses of $484,756, primarily attributable to an reduction or suspension of all of our operations by during the second quarter of 2011.

Interest expense, primarily composed of interest on our Senior Notes and Junior Notes was $1,142,705 and $2,093,224 for the six months ended October 31, 2012 and 2011, respectively.

We had net income (loss) of ($1,876,294) for the six months ended October 31, 2012 compared to net income (loss) of $8,364,290 for the six months ended October 31, 2011. This increase in net income (loss) of ($10,240,584) or approximately 122% is mainly attributable to a change in fair value of derivative liabilities of ($12,959,547) for the six months ended October 31, 2011 as compared to ($294,475) for the six months ended October 31, 2012.